NationsHealth, Inc.
13630 N.W. 8th Street, Suite 210
Sunrise, FL 33325

March 22, 2007

Securities and Exchange Commission
Division of Corporation Finance
Attention: Mr. Jim B. Rosenberg
Washington, DC 20549

Dear Mr. Rosenberg:

NationsHealth, Inc. (“NationsHealth” or the “Company”) is in receipt of your letter dated March 16, 2007, regarding additional comments to NationsHealth’s response to your prior letter dated January 30, 2007. NationsHealth appreciates the assistance of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in complying with the applicable disclosure requirements to enhance the disclosure of financial information in the Company’s filings with the SEC.

This letter sets forth the Company’s responses to the comments of the Staff contained in your letter dated March 16, 2007 regarding the Staff’s review of the Company’s Form 10-K for the fiscal year ended December  31, 2005, which was filed on March 31, 2006. For your convenience, the Company has set forth below the Staff’s comment, in italics, followed by the Company’s response thereto.

Notes to Consolidated Financial Statements

Note 4. CIGNA Agreement, page 49

1.	Your response to prior comment two states that you believe that the value of the equity instruments issued to CIGNA is considered to be an incremental direct cost of acquiring the CIGNA contract. Your basis for recording these equity instruments as an asset is by analogy to the guidance of paragraph 4 of FASB Technical Bulletin 90-1 and the definition of incremental direct costs in FASB Statement No. 91. Also you believe that the recognition of incremental direct costs associated with acquiring a revenue-producing contract as an asset is also supported by Question 3 of SAB Topic 13.A.3.f. We have considered your response. We, however, believe that the costs related to the CIGNA contract are start-up costs as defined by SOP 98-5. We believe that the contract with CIGNA is not related to an ongoing customer acquisition as discussed in footnote 1 to the SOP but more of a substantive one-time effort to establish a new service with a new class of customer. We believe the costs incurred to enter into the CIGNA contract do not meet the guidance in FASB Technical Bulletin 90-1 nor is it supported by the Interpretive Response to Question 3 of SAB Topic 13.A.3.f. The transaction described in your disclosure is different than the revenue transactions described in FTB 90-1, SFAS 91 and the SAB because this accounting literature provides guidance for deferring costs when you defer revenue. Therefore we believe these costs should be expensed as incurred as required by SOP 98-5.

At the time the CIGNA contract was entered into, the Company went through a thorough review of the accounting for the contract, including the treatment of the equity consideration granted to CIGNA. EITF 96-18 addresses certain aspects of the accounting for the issuance of equity instruments to other than employees, but Issue 2 of the EITF specifically states it does not address the period(s) or the manner (i.e., capitalize versus expense) in which an issuer should recognize the fair value of equity instruments, other than to reach a consensus that an asset or expense should be recognized in the same period(s) and in the same manner as if the issuer had paid cash for the goods or services instead of paying with or using equity instruments. In light of the limited authoritative guidance that exists relative to the accounting for such costs, the Company made reasonable judgments based on the conceptual framework and analogies to the limited guidance that does exist.

The Company does not believe that SOP 98-5 is applicable to the warrants granted to CIGNA. The nature of the costs in question, namely non-cash equity consideration granted in connection with, and as a condition of, a specific revenue-producing contract with a discrete term, do not appear to be of the type of costs contemplated by and within the scope of 98-5. While the Company did have start-up expenditures leading up to the CIGNA contract and getting the services up and running similar in nature to the costs in the examples provided in the SOP, these costs were expensed as incurred and are differentiated from the costs of acquiring intangible assets (including customer acquisition costs), which are specifically exempted by paragraph 8 of SOP 98-5. The Basis for Conclusions section of SOP 98-5 (paragraph 38) goes on to state that start-up costs as defined in the SOP meet all three of the following conditions: 1) they are not specifically identifiable; 2) they have indeterminate lives; and 3) they are related to an enterprise as a whole.

As relates to these three criteria, the costs in question were part of a specific customer transaction and not related to the Company as a whole, and represent an intangible asset directly identifiable to the CIGNA contract. The contract established NationsHealth as the exclusive provider of a certain suite of services to CIGNA and conveyed to the Company a separable, contractual right to provide such services for a specified period of time. The contract also provided the Company access to a valuable base of additional Medicare beneficiaries to market its existing Part B medical products business into. While this is not a business combination, the costs of acquiring the contract meet the criteria for recognition of an intangible asset as set forth in Appendix A of SFAS 141 and paragraph B34 of SFAS 142. Furthermore, the Basis for Conclusions of SOP 98-5, as clearly supported by the examples provided in the SOP, conveys that uncertainty of future economic benefits associated with a new business, location or product line was a determining factor in AcSEC’s conclusion that start-up costs should be expensed as incurred. The warrants were issued in connection with a revenue-producing contract with CIGNA, for which the risks and uncertainties associated with a new business or product line and inherent uncertainty of future economic benefits are not a significant consideration. CIGNA is a well-known, financially-stable party selected as one of nine national Medicare Part D providers, pursuant to which the Company provides a clearly-defined set of services for CIGNA. The contract directly contributes to the Company’s future cash flows, and the costs represented by the warrants are to be recovered by the future revenue stream to be realized by the Company under the contract. Based upon the foregoing, the CIGNA contract and the costs to acquire this contract embody probable future economic benefits and thus meet the definition of an asset as set forth in FASB Concepts Statement No. 6.

Further, and in response to the Staff’s comment, the CIGNA contract and the services provided to CIGNA are not so much a new line of business and “one-time activities” but rather a complementary set of services to the Company’s then-existing service capabilities, namely call center type-services with a focus on enrollment of and patient/member service to Medicare beneficiaries, which was largely staffed by existing personnel and management. This is evidenced by the fact that the Company has since entered into a number of contracts with other customers for similar services.

While there is no authoritative guidance directly on-point for the equity consideration granted to CIGNA, the Company believes that the most applicable analogy is to the guidance of FTB 90-1 and SFAS 91. The underlying principle of this guidance is that there are certain costs of a revenue transaction that are so integral to the revenue-generating activities that recognition of the costs in a period other than the one in which the related revenue is recognized would be inappropriate. Paragraph 4 of FTB 90-1 states “Costs that are directly related to the acquisition of a contract and that would have not been incurred but for the acquisition of that contract (incremental direct acquisition costs) should be deferred and charged to expense in proportion to the revenue recognized.” FTB 90-1 also clearly addresses those situations where an obligation exists to perform services throughout an extended period. As discussed above, the warrants granted to CIGNA pertain to a long-term, revenue-producing contract pursuant to which the Company has an obligation to provide services to CIGNA over the term of the contract. Further, and in response to the Staff’s comment, SFAS 91 appears to provide guidance for the deferral of loan origination and similar costs when revenue is not necessarily deferred. The Company’s recognition of revenue under the CIGNA contract would be the same (i.e., in proportion to the services provided each period) had CIGNA paid up-front for all four years of services to be provided by the Company under the contract. Therefore, it would seem inappropriate and inconsistent with the objectives of financial reporting to treat the costs differently by virtue of there not being deferred revenue associated with the contract on day one.

Finally, a Staff speech on December 6, 2004 specifically addressed customer acquisition and related costs, noting that “...before any of these costs can be capitalized on the balance sheet, they must first result in something that meets the definition of an asset.” The speech states that “...costs eligible for capitalization must have been incurred in connection with specific customer contracts.” Additionally, in the Staff speech it is noted that “...most of these types of costs would appear to relate to customer and contract related intangible assets....Historically, I know we haven’t thought of these costs as intangible assets, but I think it is fair to say the issuance of Statements 141 and 142 has broadened the thinking about intangible assets.” For the reasons noted above, the contractual relationship with CIGNA represents an asset to the Company, and the costs of obtaining that asset are properly capitalizable. The speech also makes no reference to a requirement to have deferred revenue to capitalize costs and record a customer acquisition asset.

As a result, the Company continues to believe that the value of the equity instruments issued to CIGNA represent an incremental direct cost of acquiring the CIGNA contract which has been properly recorded as an asset by analogy to the guidance of FTB 90-1 and the definition of incremental direct costs in FASB Statement No. 91, and consistent with SFAS 141/142 and CON 6. The Company will more clearly disclose the basis for its accounting for these contract acquisition costs in its future filings. The Company will also refer to this asset as “contract acquisition costs” in its balance sheets in future filings.

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Please contact me at (954) 903-5018 should you require additional information or have any questions.

Very truly yours,

/s/ Timothy Fairbanks
Chief Financial Officer
NationsHealth, Inc.